UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Resolutions adopted at ordinary and extraordinary shareholders’ meeting on December 13, 2013
2.	Press release relating to shareholders’ meeting on December 13, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: December 16, 2013

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO, S.A. B. DE C.V.,

RESOLUTIONS ORDINARY AND EXTRAORDINARY SHAREHOLDERS´ MEETING DECEMBER 13, 2013

ITEM I
Proposal and, if applicable, approval to modify the resolutions agreed to at the Shareholders’ Meeting held on August 20, 2013, related to the dividend payment date, set for February 25, 2014

R E S O L U T I O N S

.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., approves the modification of the dividend payment date of the $4,900’000,000.00 M.N. (Four thousand nine hundred million 00/100 Mexican Pesos) dividend, in order to be made on December 27, 2013.

The corresponding amount of the  dividend payment will be made available to Shareholders, in accordance with applicable law, through the publication of a “notice to shareholders” in the Official Gazette of the Mexican Federation and in the newspapers “El Financiero” and/or “El Economista” and, in such notice, specifying the amount, factor, place, and date for the dividend payment, understanding that such dividend will be distributed to the Shareholders in proportion to the number of shares they hold, at the ratio of $0.7220328411 per share.”

.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., agrees to delegate to Mr. Carlos Gómez y Gómez and Mr. Marcos Martínez Gavica, the right to determine the place wherethe dividend will be paid to Shareholders, which, in accordance with the previous resolution, must be paid on December 27, 2013. It also agrees to empower Messrs.. Carlos Gómez y Gómez, Marcos Martínez Gavica, Eduardo Fernández García-Travesí, Alfredo Acevedo Rivas and Mrs. Rocío Erika Bulhosen Aracil, to jointly or individually perform all the necessary acts for the publication of notice announcing the place and date of payment of such dividend to Shareholders.”

ITEM II
Proposal and, if applicable, approval of a cash dividend payment to the shareholders of the Company up to the amount and date to be determined by the Shareholders Meeting.

R E S O L U T I O N S

.- “The Shareholders’ Meeting, approves a cash dividend payment to shareholders, from the "Result of previous exercises" in the amount of $12,000'000,000.00 M.N. (twelve thousand million 00/100 Mexican Pesos) in addition to the dividend referred to in Item I of the agenda. Therefore the total amount of the dividend will be $16,900'000,000.00 M.N. (sixteen thousand nine hundred million pesos 00/100 Mexican Pesos), payable on December 27, 2013.

The abovementioned, on the understanding that in 2014 and subsequently thereafter, the Company expects to continue its practice of paying annual dividends equivalent to 50% of its retained earnings, although dividend payments will ultimately be subject to annual earnings and shareholders’ resolutions, and therefore there is no commitment of the Company to do so..”

.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., also approve that the dividend be distributed to Shareholders in proportion to the number of shares they hold, at a ratio of $1.7682436930 M.N. per share.”

.- “It is agreed to delegate to Messrs. Carlos Gómez y Gómez and Marcos Martínez Gavica the right to determine the place where the dividend will be paid to Shareholders, which must be paid on December 27, 2013. It also agrees to empower Messrs. Carlos Gómez y Gómez, Marcos Martínez Gavica, Eduardo Fernández García-Travesí, Alfredo Acevedo Rivas and Mrs. Rocío Erika Bulhosen Aracil, to jointly or individually perform all the necessary acts for the publication of notice announcing the place and date of payment of such dividend to Shareholders.”

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ITEM III
Proposal and, if applicable, approval of the separation and disincorporation of  Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander México, as a financial entity of the financial group of which Grupo Financiero Santander México, S.A. B. de C.V. is the controlling entity, and approval to terminate the Unique Agreement of Responsibilities with respect to Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander México.

R E S O L U T I O N S

.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., acknowledges and ratifies the sale of its shares in the capital stock of Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión.

Such purchase is subject to the necessary approvals from the Mexican Banking and Securities Commission, as well as any other required approvals  for the sale of the shares, upon completing all filings set forth by law”.

.- "Subject to the authorization granted by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), the Shareholders´ meeting of Grupo Financiero Santander México, S.A. B. de C.V., approves the separation and disincorporation of Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión as a financial entity of Grupo Financiero Santander México, S.A.B. de C.V., which will come into effect on the date when the authorization and resolutions of this meeting are duly registered in the Public Register of Trade; with the understanding that (i) once the record in the Public Register of Trade is made, the resolutions regarding the separation and disincorporation referred herein, will be published in the Official Gazette of the Mexican Federation and in two newspapers of wide distribution in Mexico city, and (ii) during the 90 natural days following such publications, the creditors of Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, and the rest of the financial entities of Grupo Financiero Santander México, S.A.B. de C.V., can judicially oppose such separation with the objective of obtaining payment of its debt, provided that such opposition will not suspend the aforementioned disincorporation or separation. Once the disincorporation and separation come into effect, Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión will no longer refer  itself as part of Grupo Financiero Santander México, S.A.B. de C.V.”

.- “It is agreed to empower Messrs. Carlos Gómez y Gómez, Marcos Martínez Gavica, Eduardo Fernández García-Travesí, Alfredo Acevedo Rivas and Mrs. Rocío Erika Bulhosen Aracil, to jointly or individually perform all necessary actions to obtain authorization from the competent authorities to disincorporate Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, as a result of the sale of the shares in its capital stock.”

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ITEM IV
Proposal and, if applicable, approval to modify the Unique Agreement of Responsibilities signed between Grupo Financiero Santander México, S.A. B. de C.V. and its financial entities.

.- “It is agreed to terminate the Unique Agreement of Responsibilities between Grupo Financiero Santander México y Grupo Financiero Santander México, S.A. B. de C.V. and Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander México y Grupo Financiero Santander México, S.A. B. de C.V.”

It is evidenced that this resolution is subject to the approval of the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) and all other required authorizations.”

.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., approves the amendment of the Unique Agreement of Responsibilities, the proposal of which is annexed to the files of this Meeting.

It is evidenced that this resolution is subject to the approval of the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) and all other required authorizations.”

.- “It is agreed to empower Messrs. Carlos Gómez y Gómez, Marcos Martínez Gavica, Eduardo Fernández García-Travesí, Alfredo Acevedo Rivas and Mrs. Rocío Erika Bulhosen Aracil, to jointly or individually perform all  acts  necessary to fulfill the past agreement, including signing documents, executing agreements, certificates and instruments, and performing any act before governmental authorities to obtain all required authorizations, and releasing them from any responsibility that shall result from such acts, as well as to carry out all necessary modifications that the authorities may require without obtaining the prior consent of Shareholders.”

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ITEM V
Proposal and, if applicable, approval to amend the Company´s Bylaws.

.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., agrees to modify the second article of the Bylaws to be worded as follows:

“...
SECOND.- The Company will own at least 51% of the capital stock of the following financial entities:

1.-	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México;

2.-	Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México;

The Company can own the capital stock of other financial entities or companies, with prior approval of the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), under the terms and conditions provided by the “Ley para Regular las Agrupaciones Financieras”, the “Reglas Generales para la Constitución y Funcionamiento de Grupos Financieros” and the “Reglas para el Establecimiento de Filiales de Instituciones Financieras del Exterior.”

ITEM VI
Appointment of delegates in order to enact the resolutions adopted at the Meeting and, if applicable, to formalize such resolutions.

.- “It authorizes the appointment of Messrs. Carlos Gómez y Gómez, Marcos Martínez Gavica, Alfredo Acevedo Rivas, Eduardo Fernández García-Travesí and Mrs. Rocío Erika Bulhosen Aracil, as Special Delegates of this Shareholders’ Meeting, and empower them jointly or individually to appear before a Notary Public on behalf of the Company to formalize as necessary, in whole or in part, these Resolutions, and, if necessary, to prepare, subscribe and submit notices required by any governmental authority.

The Secretary and Alternate Secretary of the Board of Directors are authorized to issue any copies or certified copies of these Resolutions that may be requested”.

5

Item 2

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES APPROVAL OF CAPITAL OPTIMIZATION PROGRAM

Mexico City, Mexico, December 13, 2013 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander Mexico” or the “Company”) one of the leading financial groups in Mexico, today announced that, in accordance with its previously announced capital optimization strategy, an Ordinary and Extraordinary General Shareholders Meeting was held, at which, among other items, Santander México approved: i) advancing payment to its shareholders of the cash dividend from retained earnings in the amount of Ps.4,900 million, or Ps.0.72 per share, previously approved at its Shareholders’ Meeting held on August 20, 2013, to December 27, 2013 from the original date of February 25, 2014; and ii) payment of a cash dividend from retained earnings to its shareholders in the total amount of Ps.12,000 million, or approximately Ps.1.77 per share, to be paid on December 27, 2013. Separately, , an Ordinary and Extraordinary General Shareholders Meeting of its subsidiary Banco Santander (México), S.A. Institución de Banca Multiple, Grupo Financiero Santander México was held,  at which the Bank authorized the issuance of subordinated notes that comply with capital requirements under Basel III for Tier 2 capital in an aggregate amount of approximately U.S.$1,000 million, subject to market conditions and regulatory approvals.

As a result, on December 27, 2013 Santander Mexico will pay its shareholders a total dividend of Ps.16,900 million (approximately U.S.$1,300 million based on an exchange rate of 13.0). In 2014 and subsequently thereafter, the Company expects to continue its practice of paying annual dividends equivalent to 50% of its retained earnings, although dividend payments will ultimately be subject to annual earnings and shareholders’ resolutions.

Banco Santander S.A. (Spain) has expressed its intention to purchase 75% of the debt issuance referenced above under market conditions and to ensure its complete subscription.

Upon consummation of these capital optimization initiatives, it is estimated that the Bank will maintain a Tier 1 capital ratio of at least 12% and a Tier 2 capital ratio of approximately 2.5%.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in the United States of America or any other jurisdiction in which such offer, solicitation or sale would be prohibited prior to registration or qualification under the securities laws of the United State or any such jurisdiction. The offering of debt securities described in this press release have not been registered under the United States Securities Act of 1933 or any applicable securities laws of any other jurisdiction. Without such registration, the securities described above may not be offered or sold in the United States or any other jurisdiction except pursuant to an exemption from the registration requirements of the Securities Act of 1933 or any applicable securities laws of such other jurisdiction.

About Grupo Financiero Santander México
Grupo Financiero Santander Mexico, S.A.B. de C.V. (Santander Mexico), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander Mexico offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2013, Santander Mexico had total assets of Ps.806.3 billion under Mexican GAAP and more than 10.6 million customers. Headquartered in Mexico City, the Company operates 991 branches and 238 offices nationwide and has a total of 13,883 employees.

Investor Relations Contact
Gerardo Freire
+ (5255) 52691827
investor@santander.com.mx